January 7th, 2009

Via FACSIMILE

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Kevin Dougherty, Examiner

Re:	Liquid Financial Engines Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 7, 2009

File No. 333-156056

Mr. Dougherty:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Liquid Financial Engines, Inc. (the “Company”) dated January 6, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the “Registration Statement”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

SEC Letter Dated January 6, 2009

Amendment No. 1 to Form S-1

Staff Comment 1:

While the cover page of your prospectus indicates that you are offering and selling shares at a fixed price of $0.01 per share, elsewhere in your prospectus you indicate that you will offer and sell at prevailing market prices after such time as the shares are quoted on either the OTC Bulletin Board or an exchange. Rule 415(a)(4) under the Securities Act of 1933 provides that an at the market offering of equity securities by or on behalf of the registrant may only be made pursuant to Rule 415(a)(1)(x), which in turn requires a registrant to be eligible to use Form S-3. You do not appear to be eligible to use Form S-3. Please advise.

Response:

We concur with the staff and have eliminated the extraneous language which was not intended to suggest that the offering price for the shares would be other than $0.01 per share. Attached is the revised change.

We trust that you will find the foregoing responsive to the comments of the Staff Comments. If acceptable, we will re-file the registration statement. Otherwise, please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 415.296.8510.

Sincerely,

/s/ Daniel McKelvey

Daniel McKelvey

Chief Executive Officer

Enclosure